

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

June 25, 2009

Ms. Patti S. Hart
Chief Executive Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

      RE: International Game Technology
              Definitive Proxy Statement on Schedule 14A
              Filed February 2, 2009
              File No. 001-10684

Dear Ms. Hart:

      We have completed our review of your definitive proxy statement on Schedule 14A and have no further comments at this time.

      If you have any further questions regarding our review of your filing, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397.

                         Sincerely,

                         Jay Ingram
                         Legal Branch Chief